UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 - Exit Filing)*

Vector Acquisition Corporation

(Name of Issuer)

CLASS A ORDINARY SHARES, PAR VALUE $0.0001

(Title of Class of Securities)

G9442R126

(CUSIP Number)

August 25, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Vector Acquisition Partners, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Vector Capital Partners V, Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) PN

Reference is hereby made to the statement on Schedule 13G originally filed with the U.S. Securities and Exchange Commission on December 31, 2020 (the “Schedule 13G”). Terms defined in the Schedule 13G and used herein are so defined in the Schedule 13G.

Item 4

Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of August 25, 2021, the Reporting Person does not beneficially own any of the Issuer’s Class A Ordinary Shares.

Vector Acquisition Partners, L.P. (the “Sponsor”) is controlled by the General Partner. Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by the General Partner. The General Partner is governed by a board of directors, consisting of six individuals, each of whom has one vote. A majority of the board of directors is required to make voting and dispositive decisions regarding the Issuer’s securities. As such, none of the members of the board of directors of the General Partner is deemed to be a beneficial owner of the Issuer’s Class A Ordinary Shares. The General Partner disclaims such beneficial ownership except to the extent of its pecuniary interests therein.

Item 5	Ownership of Five Percent or Less of a Class ☒

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2021

VECTOR ACQUISITION PARTNERS, L.P.

By:	Vector Capital Partners V, Ltd.,
its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Officer

VECTOR CAPITAL PARTNERS V, LTD.

By:	/s/ David Baylor
Name:	David Baylor
Title:	Officer

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Class A ordinary shares, $0.0001 par value per share, of Vector Acquisition Corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 31, 2021.

VECTOR ACQUISITION PARTNERS, L.P.

By:	Vector Capital Partners V, Ltd.,
its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Officer

VECTOR CAPITAL PARTNERS V, LTD.

By:	/s/ David Baylor
Name:	David Baylor
Title:	Officer